Richard A. Eisner & Company, LLP
                                          Accountants and Consultants



May 26, 1998


Community Medical Transport Inc.
C/o Michael DiGiovanna
Parker Duryee Rosoff & Haft
529 Fifth Avenue
New York, NY 10017-4608

Gentlemen:

     Richard A. Eisner & Company, LLP ("Eisner"), has had an opportunity to review the Form 8-K dated May 20th, 1998, which reports the fact that Eisner terminated its position as the Company's auditors pursuant to a letter received by the Company on May 18, 1998. We agree with the statements contained in the Form 8-K, (except as to the statement regarding a successor accounting firm as to which we have no knowledge), insofar as it reports that during the Company's two most recent fiscal years, and any subsequent interim periods preceding Eisner's resignation, "there were no disagreements with Eisner on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s) if not resolved would have caused Eisner to make reference to the subject matter of the disagreement in connection with its report."

     For the record, the reason that Eisner terminated its position as auditors for the Company was the fact that the Company recently commenced a litigation against Eisner (and others) which alleged negligence and breach of contract on the part of Eisner in connection with a pre-acquisition audit of a company which subsequently became a subsidiary of the Company. Since Eisner disputes the allegations of that complaint and intends to vigorously defend against such matter, Eisner concluded that it could no longer continue its role as Auditors of the Company, even though the Company had not terminated Eisner's services.

Very truly yours,



Richard A. Eisner & Company, LLP